This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933. This pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these notes in any country or jurisdiction where such an offer would not be permitted.

Preliminary Pricing Supplement - Subject to Completion

(To Prospectus dated November 4, 2016,	Filed Pursuant to Rule 424(b)(2)
Series A Prospectus Supplement dated November 4, 2016 and	Registration Statement No. 333-213265

Product Supplement EQUITY-1 dated January 24, 2017)

Dated October 10, 2018

BofA Finance LLC

Contingent Income Auto-Callable Notes Linked to the Least Performing of the EURO STOXX Banks Price Index and the VanEck Vectors® Gold Miners ETF, due April 22, 2026

Fully and Unconditionally Guaranteed by Bank of America Corporation

•	The CUSIP number for the notes is 09709TMA6.
•	The notes are senior unsecured obligations issued by BofA Finance LLC (“BofA Finance”), a direct, wholly-owned subsidiary of Bank of America Corporation (“BAC” or the “Guarantor”), which are fully and unconditionally guaranteed by the Guarantor. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BofA Finance, as issuer of the notes, and the credit risk of BAC, as guarantor of the notes.
•	The notes do not guarantee a full return of your principal at maturity, and you could lose up to 70% of the principal amount at maturity.
•	The notes are expected to price on October 17, 2018 (the “pricing date”). The notes are expected to mature on April 22, 2026, unless previously called.
•	Payments on the notes will depend on the individual performance of the EURO STOXX Banks Price Index (the “SX7E”) and the VanEck Vectors® Gold Miners ETF (the “GDX”) (each, an “Underlying,” and collectively, the “Underlyings”).
•	If, on any monthly Observation Date, the Observation Value of each Underlying is greater than or equal to its Coupon Barrier, we will pay a Contingent Coupon Payment of $10.2084 per $1,000 in principal amount (a rate of 1.02084% per month, or 12.25008% per annum) on the applicable Contingent Payment Date (each as defined below).
•	The Contingent Payment Dates will be monthly, on the 22nd of each month during the term of the notes, commencing on November 22, 2018 and ending on the maturity date (the last monthly Contingent Payment Date will be the maturity date).
•	Prior to the maturity date, if the Observation Value of each Underlying is greater than or equal to its Starting Value on any Observation Date commencing on or after the Observation Date corresponding to the October 22, 2019 Contingent Payment Date but before the final Observation Date, the notes will be automatically redeemed, in whole but not in part, at 100% of the principal amount, together with the Contingent Coupon Payment with respect to that Observation Date. No further amounts will be payable following an early redemption.
•	At maturity, the amount you will be entitled to receive per $1,000 in principal amount of the notes (the “Redemption Amount”) will depend on the performance of the Least Performing Underlying (as defined below). If the notes are not automatically redeemed prior to maturity, the Redemption Amount will be determined as follows:
a)	If the Ending Value (as defined below) of the Least Performing Underlying is greater than or equal to its Coupon Barrier, the Redemption Amount will equal the principal amount plus the final Contingent Coupon Payment.
b)	If the Ending Value of the Least Performing Underlying is less than its Coupon Barrier but greater than or equal to its Threshold Value, the Redemption Amount will equal the principal amount.
c)	If the Ending Value of the Least Performing Underlying is less than its Threshold Value, you will lose 1% of the principal amount for each 1% that the Ending Value of the Least Performing Underlying is less than its Threshold Value. In that case, the Redemption Amount will be less than the principal amount.
•	The “Coupon Barrier” with respect to each Underlying will be 80% of its Starting Value.
•	The “Threshold Value” with respect to each Underlying will be 70% of its Starting Value.
•	The “Least Performing Underlying” will be the Underlying with the lowest Underlying Return (as defined below).
•	The notes will not be listed on any securities exchange.
•	The notes will be issued in denominations of $1,000 and whole multiples of $1,000.
•	The initial estimated value of the notes will be less than the public offering price. The initial estimated value of the notes as of the pricing date is expected to be between $930 and $948 per $1,000 in principal amount. See “Summary” beginning on page PS-3 of this pricing supplement, “Risk Factors” beginning on page PS-8 of this pricing supplement and “Structuring the Notes” on page PS-24 of this pricing supplement for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.
•	The notes and the related guarantee:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

	Per Note	Total
Public Offering Price	$1,000.00	$
Underwriting Discount	$44.00	$
Proceeds (before expenses) to BofA Finance	$956.00	$

The notes and the related guarantee of the notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-8 of this pricing supplement, page PS-5 of the accompanying product supplement, page S-4 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus. You may lose some or all of your principal amount in the notes.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or the guarantee, or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying product supplement, prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about October 22, 2018 against payment in immediately available funds.

BofA Merrill Lynch

Selling Agent

TABLE OF CONTENTS

Page

SUMMARY	pS-3
RISK FACTORS	pS-8
DESCRIPTION OF THE NOTES	pS-14
THE UNDERLYINGS	pS-16
SUPPLEMENTAL PLAN OF DISTRIBUTION; rOLE OF MLPF&s AND CONFLICTS OF INTEREST	pS-22
STRUCTURING THE NOTES	pS-24
U.S. FEDERAL INCOME TAX SUMMARY	pS-25

SUMMARY

The Contingent Income Auto-Callable Notes Linked to the Least Performing of the EURO STOXX Banks Price Index and the VanEck Vectors® Gold Miners ETF, due April 22, 2026 (the “notes”) are our senior debt securities. Any payments on the notes are fully and unconditionally guaranteed by BAC. The notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other senior unsecured debt, and the related guarantee will rank equally with all of BAC’s other senior unsecured debt. Any payments due on the notes, including any repayment of the principal amount, will be subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor. Unless earlier called, the notes will mature on April 22, 2026.

If, on any monthly Observation Date, the Observation Value of each Underlying is greater than or equal to its Coupon Barrier, we will pay a Contingent Coupon Payment of $10.2084 per $1,000 in principal amount (a rate of 1.02084% per month, or 12.25008% per annum) on the applicable Contingent Payment Date. Prior to the maturity date, if the Observation Value of each Underlying is greater than or equal to its Starting Value on any Observation Date commencing on or after the Observation Date corresponding to the October 22, 2019 Contingent Payment Date (other than the final Observation Date), the notes will be automatically redeemed, in whole but not in part, at 100% of the principal amount, together with the relevant Contingent Coupon Payment. No further amounts will be payable following an early redemption. If the notes are not called prior to maturity, and if the Ending Value of the Least Performing Underlying is greater than or equal to its Coupon Barrier, at maturity you will receive the principal amount plus the final Contingent Coupon Payment. If the Ending Value of the Least Performing Underlying is less than its Coupon Barrier but greater than or equal to its Threshold Value, at maturity you will receive the principal amount. If the Ending Value of the Least Performing Underlying is less than its Threshold Value, you will lose 1% of the principal amount for each 1% that the Ending Value of the Least Performing Underlying is less than its Threshold Value. In that case, the Redemption Amount will be less than the principal amount and you could lose up to 70% of your principal. The notes are not traditional debt securities and it is possible that the notes will not pay any Contingent Coupon Payments, and you may lose up to 70% of your principal amount at maturity.

Any payments on the notes, including any Contingent Coupon Payments, depend on the credit risk of BofA Finance and BAC and on the performance of each of the Underlyings. The economic terms of the notes are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements it enters into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charges described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes as of the pricing date.

On the cover page of this pricing supplement, we have provided the initial estimated value range for the notes. The initial estimated value of the notes as of the date of this pricing supplement is set forth on the cover page of this pricing supplement. The final pricing supplement will set forth the initial estimated value of the notes as of the pricing date. For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page PS-8 and “Structuring the Notes” on page PS-24.

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Term:	Approximately 90 months, if not previously called.
Pricing Date:	October 17, 2018
Issue Date:	October 22, 2018
Maturity Date:	April 22, 2026
Underlyings:	The EURO STOXX Banks Price Index (Bloomberg ticker: “SX7E”) and the VanEck Vectors® Gold Miners ETF (Bloomberg ticker: “GDX”).

Automatic Call:	All (but not less than all) of the notes will be automatically called if the Observation Value of each Underlying is greater than or equal to its Starting Value on any Observation Date commencing on or after the Observation Date corresponding to the October 22, 2019 Contingent Payment Date (other than the final Observation Date). If the notes are automatically called, the Early Redemption Payment will be paid on the applicable Contingent Payment Date.
Observation Dates:	The most proximate day to the relevant Contingent Payment Date that is at least three scheduled Trading Days prior to such monthly Contingent Payment Date for each Underlying. The monthly Observation Dates are subject to postponement as set forth in “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” on page PS-19 of product supplement EQUITY-1.
Early Redemption Payment:	The sum of the principal amount plus the Contingent Coupon Payment with respect to the applicable Observation Date.
Contingent Coupon Payment:	If, on any Observation Date, the Observation Value of each Underlying is greater than or equal to its Coupon Barrier, we will pay a Contingent Coupon Payment of $10.2084 per $1,000 in principal amount (a rate of 1.02084% per month or 12.25008% per annum) on the applicable Contingent Payment Date.
Contingent Payment Dates:	Monthly, on the 22nd of each month during the term of the notes, commencing on November 22, 2018 and ending on the maturity date (the last monthly Contingent Payment Date will be the maturity date). Postponement of a monthly Observation Date as set forth in “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” on page PS-19 of product supplement EQUITY-1, will not cause the postponement of the Contingent Payment Date relating to such Observation Date.
Redemption Amount:

If the notes have not been automatically called prior to maturity, the Redemption Amount per note will be:

a)     If the Ending Value of the Least Performing Underlying is greater than or equal to its Coupon Barrier:

$1,000 + the final Contingent Coupon Payment

b)     If the Ending Value of the Least Performing Underlying is less than its Coupon Barrier but greater than or equal to its Threshold Value:

$1,000

c)     If the Ending Value of the Least Performing Underlying is less than its Threshold Value:

In that case, the Redemption Amount will be less than the principal amount and you could lose up to 70% of your principal.

Starting Value:	With respect to the SX7E, its closing level on the pricing date. With respect to the GDX, its Closing Market Price on the pricing date.
Coupon Barrier:	With respect to each Underlying, 80% of its Starting Value.
Threshold Value:	With respect to each Underlying, 70% of its Starting Value.
Observation Value:	With respect to the SX7E, its closing level on the applicable Observation Date. With respect to the GDX, its Closing Market Price on the applicable Observation Date multiplied by its Price Multiplier on that day.
Price Multiplier:	One, subject to adjustment for certain events relating to the GDX as described in “Description of the Notes-Anti-Dilution and Discontinuance Adjustments Relating to ETFs” beginning on page PS-23 of product supplement EQUITY-1.
Ending Value:	With respect to each Underlying, its Observation Value on the final Observation Date.

Least Performing Underlying:	The Underlying with the lowest Underlying Return.

Underlying Return:	With respect to each Underlying, (Ending Value – Starting Value) Starting Value
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), an affiliate of BofA Finance.
Selling Agent:	MLPF&S

The pricing date, issue date and other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.

You should read carefully this entire pricing supplement, product supplement, prospectus supplement, and prospectus to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks of an investment in the notes, to determine whether an investment in the notes is appropriate for you. If information in this pricing supplement is inconsistent with the product supplement, prospectus supplement or prospectus, this pricing supplement will supersede those documents. You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. You should rely only on the information contained in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. None of us, the Guarantor or MLPF&S is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this pricing supplement, the accompanying product supplement, prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.

Capitalized terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement, prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC (or any other affiliate of BofA Finance).

The above documents may be accessed at the following links:

•	Product supplement EQUITY-1 dated January 24, 2017:

https://www.sec.gov/Archives/edgar/data/70858/000119312517016445/d331325d424b5.htm

•	Series A MTN prospectus supplement dated November 4, 2016 and prospectus dated November 4, 2016:

https://www.sec.gov/Archives/edgar/data/70858/000119312516760144/d266649d424b3.htm

Hypothetical Payments on the Notes

The following table is for purposes of illustration only. It assumes that the notes have not been called by the issuer prior to maturity and is based on hypothetical values and show hypothetical returns on the notes. It illustrates the calculation of the Redemption Amount and return on the notes based on a hypothetical Starting Value of 100, a hypothetical Coupon Barrier of 80 for the Least Performing Underlying, a hypothetical Threshold Value of 70 for the Least Performing Underlying, the Contingent Coupon Payment of $10.2084 per $1,000 in principal amount, and a range of hypothetical Ending Values of the Least Performing Underlying. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Values, Threshold Values, Observation Values and Ending Values of the Underlyings, whether the notes are called prior to maturity, and whether you hold the notes to maturity. The numbers appearing in the table below have been rounded for ease of analysis, and do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Underlyings, see “The Underlyings” section below. The Ending Value of each Underlying will not include any income generated by dividends paid on the securities represented by that Underlying, which you would otherwise be entitled to receive if you invested in those securities directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value of the Least Performing Underlying	Underlying Return of the Least Performing Underlying	Redemption Amount per Note	Return on the Notes(1)
0.00	-100.00%	$300.0000	-70.00000%
10.00	-90.00%	$400.0000	-60.00000%
20.00	-80.00%	$500.0000	-50.00000%
30.00	-70.00%	$600.0000	-40.00000%
40.00	-60.00%	$700.0000	-30.00000%
50.00	-50.00%	$800.0000	-20.00000%
69.99	-30.01%	$999.9000	-0.01000%
70.00(2)	-30.00%	$1,000.0000	0.00000%
79.99	-20.01%	$1,000.0000	0.00000%
80.00(3)	-20.00%	$1,010.2084(4)	1.02084%
85.00	-15.00%	$1,010.2084	1.02084%
90.00	-10.00%	$1,010.2084	1.02084%
100.00(5)	0.00%	$1,010.2084	1.02084%
110.00	10.00%	$1,010.2084	1.02084%
120.00	20.00%	$1,010.2084	1.02084%
140.00	40.00%	$1,010.2084	1.02084%
160.00	60.00%	$1,010.2084	1.02084%
180.00	80.00%	$1,010.2084	1.02084%
200.00	100.00%	$1,010.2084	1.02084%
1)	The “Return on the Notes” is calculated based on the Redemption Amount, not including any Contingent Coupon Payments paid prior to maturity.
2)	This is the hypothetical Threshold Value of the Least Performing Underlying.
3)	This is the hypothetical Coupon Barrier of the Least Performing Underlying.
4)	This amount represents the sum of the principal amount and the final Contingent Coupon Payment.
5)	The hypothetical Starting Value of 100 used in the table above has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for either Underlying.

Total Contingent Coupon Payments

The table below illustrates the hypothetical total Contingent Coupon Payments per $1,000 in principal amount over the term of the notes, based on the Contingent Coupon Payment of $10.2084 per note, depending on how many Contingent Coupon Payments are payable prior to early redemption or maturity. Depending on the performance of the Underlyings, you may not receive any Contingent Coupon Payments during the term of the notes.

Number of Contingent Coupon Payments	Total Contingent Coupon Payments
0	$0.000
10	$102.084
20	$204.168
30	$306.252
40	$408.336
50	$510.420
60	$612.504
70	$714.588
80	$816.672
90	$918.756

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

Your investment may result in a loss; there is no guaranteed return of principal. The notes are not principal protected. There is no fixed principal repayment amount on the notes at maturity. If the notes are not called and the Ending Value of any Underlying is less than its Threshold Value, you will lose 1% of the principal amount for each 1% that the Ending Value of the Least Performing Underlying is less than its Threshold Value. In that case, you will lose up to 70% of your principal.

Your return on the notes is limited to the return represented by the Contingent Coupon Payments, if any, over the term of the notes. Your return on the notes is limited to the Contingent Coupon Payments paid over the term of the notes, regardless of the extent to which the Ending Value of any Underlying exceeds its Starting Value. Similarly, the amount payable at maturity or upon a call will never exceed the sum of the principal amount and the applicable Contingent Coupon Payment, regardless of the extent to which the Observation Value of any Underlying exceeds its Starting Value.

In contrast, a direct investment in the securities included in one or more of the Underlyings would allow you to receive the benefit of any appreciation in their values. Thus, any return on the notes will not reflect the return you would realize if you actually owned those securities and received the dividends paid or distributions made on them.

The notes are subject to a potential automatic early redemption, which would limit your ability to receive the Contingent Coupon Payments over the full term of the notes. The notes are subject to a potential automatic early redemption. Prior to maturity, the notes will be automatically called on any Observation Date commencing on or after the Observation Date corresponding to the October 22, 2019 Contingent Payment Date (other than the final Observation Date) if the Observation Value of each Underlying is greater than or equal to its Starting Value. If the notes are redeemed prior to the maturity date, you will be entitled to receive the principal amount and the Contingent Coupon Payments with respect to the applicable Observation Date. In this case, you will lose the opportunity to continue to receive Contingent Coupon Payments after the date of early redemption. If the notes are redeemed prior to the maturity date, you may be unable to invest in other securities with a similar level of risk that could provide a return that is similar to the notes.

You may not receive any Contingent Coupon Payments. Investors in the notes will not necessarily receive Contingent Coupon Payments on the notes. If the Observation Value of either Underlying is less than its Coupon Barrier on an Observation Date, you will not receive the Contingent Coupon Payment applicable to that Observation Date. If the Observation Value of either Underlying is less than its Coupon Barrier on all the Observation Dates during the term of the notes, you will not receive any Contingent Coupon Payment during the term of the notes, and will not receive a positive return on the notes.

Your return on the notes may be less than the yield on a conventional debt security of comparable maturity. Any return that you receive on the notes, which could be negative, may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

Any payment on the notes is subject to our credit risk and the credit risk of the Guarantor, and actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. Any payment on the notes will be fully and unconditionally guaranteed by the Guarantor. The notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of all payments on the notes will be dependent upon our ability and the ability of the Guarantor to repay our obligations under the notes on the applicable payment date, regardless of the Observation Value of any Underlying as compared to its Threshold Value or Starting Value. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be at any time during the term of the notes. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the maturity date may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the values of the Underlyings, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the notes.

We are a finance subsidiary and, as such, will have limited assets and operations. We are a finance subsidiary of BAC and will have no assets, operations or revenues other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by the Guarantor. As a finance subsidiary, to meet our obligations under the notes, we are dependent upon payment or contribution of funds and/or repayment of outstanding loans from the Guarantor and/or its other subsidiaries. Therefore, our ability to make payments on the notes may be limited. In addition, we will have no independent assets available for distributions to holders of the notes if they make claims in respect of the notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders may be limited to those available under the related guarantee by the Guarantor, and that guarantee will rank equally with all other senior unsecured obligations of the Guarantor.

The public offering price you pay for the notes will exceed the initial estimated value. The range of estimated values that is provided on the cover page of this preliminary pricing supplement, and the estimated value as of the pricing date that will be provided in the final pricing supplement, are each estimates only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

The initial estimated value does not represent a minimum or maximum price at which we, the Guarantor, MLPF&S or any of our other affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after the pricing date will vary based on many factors that cannot be predicted with accuracy, including our and the Guarantor’s creditworthiness and changes in market conditions.

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the values of the Underlyings, the Guarantor’s internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charges, all as further described in “Structuring the Notes” below. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

We cannot assure you that a trading market for your notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on the Guarantor’s financial performance and other factors, including changes in the values of the Underlyings. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that MLPF&S will act as a market-maker for the notes, but none of us, the Guarantor or MLPF&S is required to do so. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market. MLPF&S may discontinue its market-making activities as to the notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer the notes. Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time MLPF&S were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

The payments on the notes will not reflect changes in the values of the Underlyings other than on the Observation Dates. Changes in the values of the Underlyings during the term of the notes other than on the Observation Dates will not affect payments on the notes. The calculation agent will determine whether each Contingent Coupon Payment is payable, and calculate the Redemption Amount, by comparing only the Starting Value, the Coupon Barrier or the Threshold Value, as applicable, to the Observation Value or the Ending Value for each Underlying. No other values of the Underlyings will be taken into account. As a result, if the notes are not called prior to maturity, you will receive less than the principal amount at maturity even if the value of each Underlying has increased at certain times during the term of the notes before the Least Performing Underlying decreases to a value that is less than its Threshold Value as of the final Observation Date.

Because the notes are linked to the least performing (and not the average performance) of the two Underlyings, you may not receive any return on the notes and may lose some or all of your principal amount even if the Observation Value of one Underlying is always greater than or equal to its Coupon Barrier or Threshold Value. Your notes are linked to the least performing of two Underlyings, and a change in the value of one Underlying may not correlate with changes in the value of the other Underlying. The notes are not linked to a basket composed of the Underlyings, where the depreciation in the value of one Underlying could be offset to some extent by the appreciation in the value of the other Underlying. In the case of the notes that we are offering, the individual performance of each Underlying would not be combined, and the depreciation in the value of one Underlying would not be offset by any appreciation in the value of the other Underlying. Even if the Observation Values of one Underlying is at or above its respective Coupon Barrier on an Observation Date, you will not receive the Contingent Coupon Payment with respect to that Observation Date if the Observation Value of the other Underlying is below its Coupon Barrier on that day. In addition, even if the Ending Value of one Underlying is at or above its respective Threshold Value, you will lose a portion of your principal if the Ending Value of the other Underlying is below its Threshold Value.

All of the securities held by each Underlying are concentrated in one industry. The GDX holds securities issued by companies in the gold and silver mining industry and the SX7E holds securities issued by companies in the banking industry. Although an investment in the notes will not give holders any ownership or other direct interests in the securities held by the Underlyings, the return on an investment in the notes will be subject to certain risks similar to those associated with direct equity investments in these sectors. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

The anti-dilution adjustments will be limited. The calculation agent may adjust the Price Multiplier of the GDX and other terms of the notes to reflect certain corporate actions by the GDX, as described in the section “Description of the Notes—Anti-Dilution and Discontinuance Adjustments Relating to ETFs” in the accompanying product supplement. The calculation agent will not be required to make an adjustment for every event that may affect the GDX and will have broad discretion to determine whether and to what extent an adjustment is required.

The investment advisor of the GDX may adjust the GDX in a way that affects its prices, and the investment advisor has no obligation to consider your interests. The investment advisor of the GDX can add, delete, or substitute the components included in the GDX or make other methodological changes that could change its price. A new security included in GDX may perform significantly better or worse than the replaced security, and the performance will impact the price of the GDX. Additionally, the investment advisor of the GDX may alter, discontinue, or suspend calculation or dissemination of the GDX. Any of these actions could adversely affect the value of your notes. The investment advisor of the GDX will have no obligation to consider your interests when making any changes to the GDX.

The performance of the GDX may not correlate with the performance of its underlying index, the NYSE Arca Gold Miners Index (the “Underlying Index”), as well as the net asset value per share of the GDX, especially during periods of market volatility. Although the GDX is designed to track the performance of its Underlying Index, the performance of the GDX and that of its Underlying Index generally will vary due to, for example, transaction costs, management fees, certain corporate actions, and timing variances. Moreover, it is also possible that the performance of the GDX may not fully replicate or may, in certain circumstances, diverge significantly from the performance of its Underlying Index. This could be due to, for example, the GDX not holding all or substantially all of the underlying assets included in the Underlying Index and/or holding assets that are not included in the Underlying Index, the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments held by the GDX, differences in trading hours between the GDX (or the underlying assets held by the GDX) and the Underlying Index, or due to other circumstances. This variation in performance is called the “tracking error,” and, at times, the tracking error may be significant.

In addition, because the shares of the GDX are traded on a securities exchange and are subject to market supply and investor demand, the market price of one share of the GDX may differ from its net asset value per share; shares of the GDX may trade at, above, or below its net asset value per share.

During periods of market volatility, securities held by the GDX may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the GDX and the liquidity of the GDX may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the GDX. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the GDX. As a result, under these circumstances, the market value of shares of the GDX may vary substantially from the net asset value per share of the GDX.

For the foregoing reasons, the performance of the GDX may not match the performance of its Underlying Index over the same period. Because of this variance, the return on the notes to the extent dependent on the performance of the GDX may not be the same as an investment directly in the securities, commodities, or other assets included in the Underlying Index or the same as a debt security with a return linked to the performance of the Underlying Index.

A limited number of securities may affect the level of the Underlying Index, and the Underlying Index is not necessarily representative of the gold and silver mining industry. As of October 1, 2018, the top three securities included in the Underlying Index constituted 23.35% of the total weight of the Underlying Index and the top seven securities included in the Underlying Index constituted 44.28% of the total weight of the Underlying Index. Because the GDX attempts to track the performance of the Underlying Index, any reduction in the market price of those top seven securities is likely to have a substantial adverse impact on the level of the Underlying Index, and therefore the price of the GDX and the value of the notes.

While the securities included in the Underlying Index are common stocks, American Depositary Receipts (“ADRs”) or global depositary receipts (“GDRs”) of companies generally considered to be involved in various segments of the gold and silver mining industry, the securities included in the Underlying Index may not follow the price movements of the entire gold and silver mining industry generally. If the securities included in the Underlying Index (and, accordingly, the securities held by the GDX) decline in value, the GDX will decline in value even if security prices in the gold and silver mining industry generally increase in value.

There is no direct correlation between the value of the notes or the price of the GDX, on the one hand, and gold and silver prices, on the other hand. Although the price of gold or silver is one factor that may influence the performance of the GDX, the notes are not linked to the gold or silver spot prices or to gold or silver futures. There is no direct linkage between the price of the GDX and the prices of gold and silver. While gold and silver prices may be one factor that could affect the prices of the securities included in the Underlying Index and, consequently, the price of the GDX and the amount payable on the notes are not directly linked to the movement of gold and silver prices and may be affected by factors unrelated to those movements. Investing in the notes is not the same as investing in gold or silver, and you should not invest in the notes if you wish to invest in a product that is linked directly to the price of gold or silver.

NYSE Arca, Inc. (“NYSE Arca”), as the sponsor and compiler of the Underlying Index, retains significant control and discretionary decision-making over the Underlying Index and is responsible for decisions regarding the interpretation of and amendments to the Underlying Index rules, which may have an adverse effect on the price of the GDX, the market value of the notes and the amount payable on the notes. NYSE Arca is the compiler of the Underlying Index and, as such, is responsible for the day-to-day management of the Underlying Index and for decisions regarding the interpretation of the rules governing the Underlying Index. NYSE Arca has the discretion to make operational adjustments to the Underlying Index and to the Underlying Index components, including discretion to exclude companies that otherwise meet the minimum criteria for inclusion in the Underlying Index. In addition, NYSE Arca retains the power to supplement, amend in whole or in part, revise or withdraw the Underlying Index rules at any time, any of which may lead to changes in the way the Underlying Index is compiled or calculated or adversely affect the Underlying Index in another way. Any of these adjustments to the Underlying Index or the Underlying Index rules may adversely affect the composition of the Underlying Index, the price of the GDX, the market value of the notes and the amount payable on the notes. The Underlying Index sponsor has no obligation to take the needs of any buyer, seller or holder of the notes into consideration at any time.

The performance of the GDX may be influenced by gold and silver prices. To the extent the price of gold or silver has a limited effect, if any, on the performance of the GDX, gold prices and silver prices are subject to volatile price movements over short periods of time, represent trading in commodities markets, which are substantially different from equities markets, and are affected by numerous factors. These include economic factors, including the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the prices of gold and silver are generally quoted), interest rates and gold and silver borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial, or other events.

Gold prices and silver prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold and silver by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold and silver, levels of gold and silver production and production costs, and short-term changes in supply and demand because of trading activities in the gold and silver markets. It is not possible to predict the aggregate effects of all or any combination of these factors. Any negative developments with respect to these factors may have an adverse effect on gold and silver prices and, as a result, on the prices of the securities held by the GDX and the price of the GDX.

The notes are subject to risks associated with the banking industry. The component stocks of the SX7E are all issued by companies in the banking industry. The performance of companies in the banking industry are influenced by many complex and unpredictable factors, including industry competition, interest rates, geopolitical events, the ability of borrowers to repay loans, government regulation, and supply and demand for the products and services offered by such companies. Any adverse development in the banking industry may have a material adverse effect on the components of the SX7E, and as a result, on the value of the notes. The notes may be subject to greater volatility and be more adversely affected by a single positive or negative economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers.

The notes are subject to risks associated with foreign securities markets. The Underlyings track the value of certain foreign equity securities. You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. The foreign securities markets comprising the Underlyings may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in these markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Prices of securities in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health developments in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

An investment in the notes is subject to foreign currency exchange risk. The value of the SX7E will fluctuate based in part upon changes in the value of the currencies in which the securities held by the SX7E are traded. Accordingly, investors in the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the securities held by the SX7E are traded.

Trading and hedging activities by us, the Guarantor and any of our other affiliates may affect your return on the notes and their market value. We, the Guarantor and our other affiliates, including MLPF&S, may buy or sell shares of the GDX or the securities held by or included in an Underlying, or futures or options contracts on an Underlying or those securities, or other listed or over-the-counter derivative instruments linked to an Underlying or those securities. We, the Guarantor and any of our other affiliates, including MLPF&S, may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our obligations under the notes. These transactions could affect the value of an Underlying in a manner that could be adverse to your investment in the notes. On or before the pricing date, any purchases or sales by us, the Guarantor or our other affiliates, including MLPF&S or others on its behalf (including for the purpose of hedging anticipated exposures), may affect the value of an Underlying. Consequently, the value of an Underlying may change subsequent to the pricing date, adversely affecting the market value of the notes.

We, the Guarantor or one or more of our other affiliates, including MLPF&S, may also engage in hedging activities that could affect the value of an Underlying on the pricing date. In addition, these activities may decrease the market value of your notes prior to maturity, and may affect the amounts to be paid on the notes. We, the Guarantor or one or more of our other affiliates, including MLPF&S, may purchase or otherwise acquire a long or short position in the notes and may hold or resell the notes. For example, MLPF&S may enter into these transactions in connection with any market making activities in which it engages. We cannot assure you that these activities will not adversely affect the value of an Underlying, the market value of your notes prior to maturity or the amounts payable on the notes.

Our trading, hedging and other business activities may create conflicts of interest with you. We, the Guarantor or one or more of our other affiliates, including MLPF&S, may engage in trading activities related to the Underlyings or the securities represented by the Underlyings that are not for your account or on your behalf. We, the Guarantor or one or more of our other affiliates, including MLPF&S, also may issue or underwrite other financial instruments with returns based upon the Underlyings. These trading and other business activities may present a conflict of interest between your interest in the notes and the interests we, the Guarantor and our other affiliates, including MLPF&S, may have in our proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the values of the Underlyings or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

We expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the notes. We, the Guarantor or our other affiliates, including MLPF&S, also may enter into hedging transactions relating to other notes or instruments, some of which may have returns calculated in a manner related to that of the notes offered hereby. We may enter into such hedging arrangements with one of our affiliates. Our affiliates may enter into additional hedging transactions with other parties relating to the notes and the Underlyings. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, or the hedging activity could also result in a loss. We and our affiliates will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the Guarantor and our other affiliates, including MLPF&S, receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates will be the calculation agent for the notes and, as such, will make a variety of determinations relating to the notes, including the amounts that will be paid on the notes. Under some circumstances, these duties could result in a conflict of interest between its status as our affiliate and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with the calculation agent’s determination as to whether a Market Disruption Event (as defined in the product supplement) has occurred, or in connection with judgments that it would be required to make if certain corporate events occur as to the GDX. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we expect that the Guarantor will control the calculation agent, potential conflicts of interest could arise.

The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to a holder of the notes. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. Under the terms of the notes, you will have agreed with us to treat the notes as contingent income bearing single financial contracts, as described under “U.S. Federal Income Tax Summary—General.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the notes, the timing and character of income, gain or loss with respect to the notes may differ. No ruling will be requested from the IRS with respect to the notes and no assurance can be given that the IRS will agree with the statements made in the section entitled “U.S. Federal Income Tax Summary.” You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

*    *    *

Investors in the notes should review the additional risk factors set forth beginning on page PS-5 of the product supplement prior to making an investment decision.

DESCRIPTION OF THE NOTES

General

The notes will be part of a series of medium-term notes entitled “Senior Medium-Term Notes, Series A” issued under the senior indenture, as amended and supplemented from time to time, among us, the Guarantor and The Bank of New York Mellon Trust Company N.A., as trustee. The senior indenture is more fully described in the prospectus supplement and prospectus. The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this pricing supplement.

Our payment obligations on the notes are fully and unconditionally guaranteed by the Guarantor. The notes will rank equally with all of our other senior unsecured debt from time to time outstanding. The guarantee of the notes will rank equally with all other senior unsecured obligations of the Guarantor. Any payments due on the notes, including any repayment of principal, are subject to our credit risk, as issuer, and the credit risk of BAC, as guarantor.

The notes will be issued in denominations of $1,000 and whole multiples of $1,000. You may transfer the notes only in whole multiples of $1,000.

Prior to maturity, the notes are not repayable at our option or at your option.

If any scheduled Contingent Payment Date, including the maturity date, is not a business day, the payment will be postponed to the next business day, and no interest will be payable as a result of that postponement.

Contingent Coupon Payment

If, on any monthly Observation Date, the Observation Value of each Underlying is greater than or equal to its Coupon Barrier, we will pay the Contingent Coupon Payment on the applicable Contingent Payment Date.

The “Contingent Coupon Payment” will be $10.2084 per $1,000 in principal amount (a rate of 1.02084% per month or 12.25008% per annum).

The “Coupon Barrier” for each Underlying will be 80% of its Starting Value.

The “Threshold Value” for each Underlying will be 70% of its Starting Value.

For so long as the notes are held in book-entry only form, we will pay the Contingent Coupon Payment to the persons in whose names the notes are registered at the close of business one business day prior to each Contingent Payment Date. If the notes are not held in book-entry only form, the record dates will be the fifteenth calendar day preceding the applicable payment date, whether or not that date is a business day.

Notwithstanding the foregoing, the Redemption Amount, including the final Contingent Coupon Payment with respect to the final Observation Date, if payable, will be paid to the persons in whose names the notes are registered on the maturity date.

Automatic Early Redemption

The notes will be automatically called in whole, but not in part, prior to maturity if the Observation Value of each Underlying on any Observation Date commencing on or after the Observation Date corresponding to the October 22, 2019 Contingent Payment Date (other than the final Observation Date) is greater than or equal to its Starting Value. Upon an early redemption, you will receive the Early Redemption Payment on the applicable Contingent Payment Date. You will not receive any additional payments on the notes after the early redemption date.

The “Early Redemption Payment” will be the principal amount of your notes, plus the Contingent Coupon Payment with respect to the applicable Observation Date.

Redemption Amount

If your notes are not called prior to maturity, then at maturity, subject to our credit risk as issuer of the notes and the credit risk of the Guarantor as guarantor of the notes, you will receive the Redemption Amount per note that you hold, denominated in U.S. dollars. The Redemption Amount per note will be calculated as follows:

•	If the Ending Value of each Underlying is greater than or equal to its Coupon Barrier, the Redemption Amount will equal the principal amount plus the Contingent Coupon Payment with respect to the final Observation Date.
•	If the Ending Value of any Underlying is less than its Coupon Barrier but the Ending Value of each Underlying is greater than or equal to its Threshold Value, the Redemption Amount will equal the principal amount.
•	If the Ending Value of any Underlying is less than its Threshold Value, the Redemption Amount per note will equal:

In this case, the Redemption Amount will be less than the principal amount and you could lose up to 70% of your principal.

With respect to each Underlying, its “Underlying Return” will equal:

Ending Value – Starting Value

Starting Value

The “Price Multiplier” of the GDX will be 1, subject to adjustment by the calculation agent in its sole discretion and as it deems reasonable for certain corporate events relating to that Underlying described in the product supplement under “Description of the Notes-Anti-Dilution and Discontinuance Adjustments Relating to ETFs-Anti-Dilution Adjustments for an ETF.”

Determining the Starting Value, the Observation Value and the Ending Value of Each Underlying

With respect to the SX7E, the “Starting Value” will be its closing level on the pricing date. With respect to the GDX, the “Starting Value” will be its Closing Market Price on the pricing date.

With respect to the SX7E, the “Observation Value” will be its closing level on the applicable Observation Date. With respect to the GDX, the “Observation Value” will be its Closing Market Price on the applicable Observation Date multiplied by its Price Multiplier on that day.

With respect to each Underlying, the “Ending Value” will be its Observation Value on the final Observation Date.

With respect to the SX7E, a “Trading Day” means a day on which (1) the Eurex or any successor is open for trading and (2) the SX7E or any successor is calculated and published.

With respect to each Underlying, a day is a scheduled Trading Day if, as of the pricing date, such day is expected to be a Trading Day for such Underlying.

The Observation Dates are subject to postponement as set forth in the product supplement, in the section “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates.” Postponement of a monthly Observation Date as set forth in “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” on page PS-19 of product supplement EQUITY-1, will not cause the postponement of the Contingent Payment Date relating to such Observation Date.

Events of Default and Acceleration

If an Event of Default, as defined in the senior indenture and in the section entitled “Events of Default and Rights of Acceleration” beginning on page 35 of the accompanying prospectus, with respect to the notes occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the senior indenture will be equal to the amount described under the caption “—Redemption Amount,” calculated as though the date of acceleration were the maturity date of the notes and as though the final Observation Date were the third trading day prior to the date of acceleration. We will also determine whether the final Contingent Coupon Payment is payable based upon the prices of the Underlyings on the deemed final Observation Date; any such final Contingent Coupon Payment will be prorated by the calculation agent to reflect the length of the final contingent payment period. In case of a default in the payment of the notes, whether at their maturity or upon acceleration, the notes will not bear a default interest rate.

THE UNDERLYINGS

The EURO STOXX® Banks Index

All information contained in this pricing supplement regarding the SX7E, including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, STOXX Limited. The SX7E is calculated, maintained and published by STOXX Limited. STOXX Limited has no obligation to continue to publish, and may discontinue publication of, the SX7E.

The SX7E is calculated in euros and is reported by Bloomberg under the ticker symbol “SX7E.”

The SX7E was created by STOXX Limited, a wholly owned subsidiary of Deutsche Börse AG. Publication of the SX7E began on June 15, 1998, based on an initial value of 100 at December 31, 1991. The SX7E is disseminated on the STOXX Limited website: http://www.stoxx.com, which sets forth, among other things, the country and industrial sector weightings of the securities included in the SX7E. Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Index Composition and Maintenance

The SX7E is one of 19 EURO STOXX® Supersector indices that compose the STOXX® Europe 600 Index (the “STOXX Europe 600 Index”). The STOXX Europe 600 Index contains the 600 largest European stocks by free float market capitalization. Each of the 19 EURO STOXX® Supersector indices contain the companies within the Eurozone subset of the STOXX Europe 600 Index that fall within the relevant supersector, determined by reference to the Industry Classification Benchmark (“ICB”), an international system for categorizing companies that is maintained by FTSE International Limited. The SX7E includes companies in the banks supersector, which tracks companies providing a broad range of financial services, including retail banking, loans and money transmissions. SX7E currently includes 30 stocks of banks market sector leaders mainly from the ten largest Eurozone countries: Austria, Belgium, France, Germany, Greece, Ireland, Italy, the Netherlands, Portugal and Spain.

The composition of each of the EURO STOXX® Supersector indices is reviewed quarterly, based on the closing stock data on the last trading day of the month following the implementation of the last quarterly index review. The component stocks are announced on the fourth Tuesday of the month immediately prior to the review implementation month. Changes to the component stocks are implemented on the third Friday in each of March, June, September and December and are effective the following trading day.

The SX7E is also reviewed on an ongoing basis, and any changes affecting the STOXX Europe 600 Index are also applied to the relevant EURO STOXX® Supersector index. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings and bankruptcy) that affect the STOXX Europe 600 Index composition are immediately reviewed. Any changes are announced, implemented and effective in line with the type of corporate action and the magnitude of the effect.

The free float factors and weighting cap factors for each component stock used to calculate the EURO STOXX® Supersector indices, as described below, are reviewed, calculated and implemented on a quarterly basis and are fixed until the next quarterly review. All components of the SX7E are subject to a 30.00% cap for the largest company and a 15.00% cap for the second-largest company.

Index Calculation

The SX7E is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the SX7E value can be expressed as follows:

SX7E =	Free float market capitalization of the SX7E
Divisor

The “free float market capitalization of the Index” is equal to the sum of the product of the price, the number of shares and the free float factor and the weighting cap factor for each component stock as of the time the SX7E is being calculated.

The SX7E is also subject to a divisor, which is adjusted to maintain the continuity of the index values across changes due to corporate actions, such as the deletion and addition of stocks, the substitution of stocks, stock dividends, and stock splits.

Neither we nor any of our affiliates, including MLPF&S, accepts any responsibility for the calculation, maintenance, or publication of, or for any error, omission, or disruption in, the SX7E or any successor to the SX7E. STOXX does not guarantee the accuracy or the completeness of the SX7E or any data included in the SX7E. STOXX assumes no liability for any errors, omissions, or disruption in the calculation and dissemination of the SX7E. STOXX disclaims all responsibility for any errors or omissions in the calculation and dissemination of the SX7E or the manner in which the SX7E is applied in determining the amount payable on the notes at maturity.

The following graph sets forth the daily historical performance of the SX7E in the period from January 1, 2008 through October 9, 2018. This historical data on the SX7E is not necessarily indicative of its future performance or what the value of the notes may be. Any historical upward or downward trend in the level of the SX7E during any period set forth below is not an indication that the level of the SX7E is more or less likely to increase or decrease at any time over the term of the notes. The horizontal red line in the graph represents the hypothetical Threshold Value of 73.00 (rounded to two decimal places), which is 70% of a hypothetical Starting Value of 104.28, which was the closing level of the SX7E on October 9, 2018. The horizontal green line in the graph represents a hypothetical Coupon Barrier of 83.42 (rounded to two decimal places), which is 80% of the hypothetical Starting Value. The actual Starting Value, the Threshold Value and the Coupon Barrier will be determined on the pricing date.

Before investing in the notes, you should consult publicly available sources for the levels of the SX7E.

License Agreement

One of our affiliates has entered into a non-exclusive license agreement with STOXX providing for the license to it and certain of its affiliated companies, including us, of the right to use indices owned and published by STOXX (including the SX7E) in connection with certain securities, including the notes.

The license agreement requires that the following language be stated in this pricing supplement:

“STOXX Limited, Deutsche Börse Group and their licensors, research partners or data providers have no relationship to us other than the licensing of the SX7E and the related trademarks for use in connection with the notes.

STOXX, Deutsche Börse Group and their licensors, research partners or data providers do not:

•	sponsor, endorse, sell or promote the notes.
•	recommend that any person invest in the notes or any other securities.
•	have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes.
•	have any responsibility or liability for the administration, management or marketing of the notes.
•	consider the needs of the notes or the owners of the notes in determining, composing or calculating the SX7E or have any obligation to do so.

STOXX, Deutsche Börse Group and their licensors, research partners or data providers give no warranty, and exclude any liability (whether in negligence or otherwise), in connection with the notes or their performance.

STOXX does not assume any contractual relationship with the purchasers of the notes or any other third parties.

Specifically,

•	STOXX, Deutsche Börse Group and their licensors, research partners or data providers do not give any warranty, express or implied, and exclude any liability about:
o	The results to be obtained by the notes, the owner of the notes or any other person in connection with the use of the SX7E and the data included in the SX7E;
o	The accuracy, timeliness, and completeness of the SX7E and its data;
o	The merchantability and the fitness for a particular purpose or use of the SX7E and its data;
o	The performance of the notes generally.
•	STOXX, Deutsche Börse Group and their licensors, research partners or data providers give no warranty and exclude any liability, for any errors, omissions or interruptions in the SX7E or its data;
o	Under no circumstances will STOXX, Deutsche Börse Group or their licensors, research partners or data providers be liable (whether in negligence or otherwise) for any lost profits or indirect, punitive, special or consequential damages or losses, arising as a result of such errors, omissions or interruptions in the SX7E or its data or generally in relation to the notes, even in circumstances where STOXX, Deutsche Börse Group or their licensors, research partners or data providers are aware that such loss or damage may occur.

The licensing agreement discussed above is solely for our benefit and that of STOXX, and not for the benefit of the owners of the notes or any other third parties.”

The VanEck Vectors® Gold Miners ETF

We have derived the following information from publicly available documents published by VanEck Vectors ETF Trust (the “Trust”). None of us, the Guarantor, MLPF&S or any of our other affiliates has independently verified the accuracy or completeness of the following information.

We are not affiliated with the GDX, and the GDX will not have any obligations with respect to the notes. This pricing supplement relates only to the notes and does not relate to the GDX or to any securities included in the Underlying Index. None of us, the Guarantor, MLPF&S or any of our other affiliates has participated or will participate in the preparation of the publicly available documents. None of us, the Guarantor, MLPF&S or any of our other affiliates has made any due diligence inquiry with respect to the GDX in connection with the offering of the notes. There can be no assurance that all events occurring prior to the date of this pricing supplement, including events that would affect the accuracy or completeness of these publicly available documents, that would affect the trading price of the GDX have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the GDX could affect the price of the GDX and therefore could affect your return on the notes.

Information provided to or filed with the SEC by the Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located at the SEC’s facilities or through the SEC’s website by reference to SEC file number 333-123257 and 811-10325, respectively. We have not independently verified the accuracy or completeness of the information or reports.

The GDX

The GDX is an investment portfolio maintained, managed and advised by the Trust. The GDX is an exchange traded fund that trades on NYSE Arca under the ticker symbol “GDX.” The GDX seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the NYSE Arca Gold Miners Index. The GDX utilizes a “passive” or “indexing” investment approach in attempting to track the performance of the Underlying Index. The GDX will invest in all of the securities which comprise the Underlying Index. The GDX will normally invest at least 80% of its total assets in common stocks that comprise the Underlying Index. As of September 14, 2018, the expense ratio was 0.53%.

The NYSE Arca Gold Miners Index

The Underlying Index is a modified market capitalization weighted index comprised of securities issued by publicly traded companies involved primarily in the mining of gold or silver. The Underlying Index was developed by the NYSE Amex and is calculated, maintained and published by NYSE Arca.

Eligibility Criteria for Index Components

The Underlying Index includes common stocks, ADRs or GDRs of selected companies that are involved in mining for gold and silver and that are listed for trading and electronically quoted on a major stock market that is accessible by foreign investors. Generally, this includes exchanges in most developed markets and major emerging markets, and includes companies that are cross-listed, i.e., both U.S. and Canadian listings. NYSE Arca will use its discretion to avoid exchanges and markets that are considered “frontier” in nature or have major restrictions to foreign ownership. The Underlying Index includes companies that derive at least 50% of their revenues from gold mining and related activities (40% for companies that are already included in the Underlying Index). Also, the Underlying Index will maintain an exposure to companies with a significant revenue exposure to silver mining in addition to gold mining, which will not exceed 20% of the Underlying Index weight at each rebalance.

Currently, only companies with a market capitalization of greater than $750 million that have an average daily trading volume of at least 50,000 shares and an average daily value traded of at least $1 million over the past three months are eligible for inclusion in the Underlying Index. Starting in December 2013, for companies already included in the Underlying Index, the market capitalization requirement at each rebalance will be $450 million, the average daily volume requirement will be at least 30,000 shares over the past three months and the average daily value traded requirement will be at least $600,000 over the past three months.

NYSE Arca has the discretion to not include all companies that meet the minimum criteria for inclusion.

Calculation of the Underlying Index

The Underlying Index is calculated by NYSE Arca on a net total return basis. The calculation is based on the current modified market capitalization divided by a divisor. The divisor was determined on the initial capitalization base of the Underlying Index and the base level and may be adjusted as a result of corporate actions and composition changes, as described below. The level of the Underlying Index was set at 500.00 on December 20, 2002 which is the index base date. The Underlying Index is calculated using the following formula:

Where:

t = day of calculation;

N = number of constituent equities in the Underlying Index;

Qi,t = number of shares of equity i on day t;

Mi,t = multiplier of equity i;

Ci,t = price of equity i on day t; and

DIV = current index divisor on day t.

Underlying Index Maintenance

The Underlying Index is reviewed quarterly to ensure that at least 90% of the Underlying Index weight is accounted for by index components that continue to meet the initial eligibility requirements. NYSE Arca may at any time and from time to time change the number of securities comprising the group by adding or deleting one or more securities, or replacing one or more securities contained in the group with one or more substitute securities of its choice, if in NYSE Arca’s discretion such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the Underlying Index. Components will be removed from the Underlying Index during the quarterly review if either (1) the market capitalization falls below $450 million or (2) the traded average daily shares for the previous three months is less than 30,000 shares and the average daily traded value for the previous three months is less than $600,000.

At the time of the quarterly rebalance, the component security weights (also referred to as the multiplier or share quantities of each component security) will be modified to conform to the following asset diversification requirements:

1.       the weight of any single component security may not account for more than 20% of the total value of the Underlying Index;

2.       the component securities are split into two subgroups-large and small, which are ranked by market capitalization weight in the Underlying Index. Large securities are defined as having a starting index weight greater than or equal to 5%. Small securities are defined as having a starting index weight below 5%; and

3.       the final aggregate weight of those component securities which individually represent more than 4.5% of the total value of the Underlying Index may not account for more than 45% of the total index value.

The weights of the components securities (taking into account expected component changes and share adjustments) are modified in accordance with the Underlying Index’s diversification rules.

Diversification Rule 1: If any component stock exceeds 20% of the total value of the Underlying Index, then all stocks greater than 20% of the Underlying Index are reduced to represent 20% of the value of the Underlying Index. The aggregate amount by which all component stocks are reduced is redistributed proportionately across the remaining stocks that represent less than 20% of the index value. After this redistribution, if any other stock then exceeds 20%, the stock is set to 20% of the index value and the redistribution is repeated.

Diversification Rule 2: The components are sorted into two groups, large are components with a starting index weight of 5% or greater and small are components with a weight of under 5% (after any adjustments for Diversification Rule 1). The large group will represent in the aggregate 45% and the small group will represent 55% in the aggregate of the final index weight. This will be adjusted through the following process: The weight of each of the large stocks will be scaled down proportionately (with a floor of 5%) so that the aggregate weight of the large components will be reduced to represent 45% of the Underlying Index. If any large component stock falls below a weight equal to the product of 5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the stock is set equal to 5% and the components with weights greater than 5% will be reduced proportionately. The weight of each of the small components will be scaled up proportionately from the redistribution of the large components. If any small component stock exceeds a weight equal to the product of 4.5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the stock is set equal to 4.5%. The redistribution of weight to the remaining stocks is repeated until the entire amount has been redistributed.

Changes to the Underlying Index composition and/or the component security weights in the Underlying Index are determined and announced prior to taking effect. These changes typically become effective after the close of trading on the third Friday of each calendar quarter month in connection with the quarterly index rebalance. The share quantities of each component security in the index portfolio remains fixed between quarterly reviews except in the event of certain types of corporate actions such as stock splits, reverse stock splits, stock dividends, or similar events. The share quantities used in the Underlying Index calculation are not typically adjusted for shares issued or repurchased between quarterly reviews. However, in the event of a merger between two components, the share quantities of the surviving entity may be adjusted to account for any stock issued in the acquisition. NYSE Arca may substitute securities or change the number of securities included in the Underlying Index, based on changing conditions in the industry or in the event of certain types of corporate actions, including mergers, acquisitions, spin-offs, and reorganizations. In the event of component or share quantity changes to the index portfolio, the payment of dividends other than ordinary cash dividends, spin-offs, rights offerings, re-capitalization, or other corporate actions affecting a component security of the Underlying Index, the index divisor may be adjusted to ensure that there are no changes to the index level as a result of nonmarket forces.

The following graph sets forth the daily historical performance of the GDX in the period from January 1, 2008 through October 9, 2018. This historical data on the GDX is not necessarily indicative of its future performance or what the value of the notes may be. Any historical upward or downward trend in the level of the GDX during any period set forth below is not an indication that the price of the GDX is more or less likely to increase or decrease at any time over the term of the notes. The horizontal red line in the graph represents the hypothetical Threshold Value of $12.87 (rounded to two decimal places), which is 70% of a hypothetical Starting Value of $18.39, which was the closing price of the GDX on October 9, 2018. The horizontal green line in the graph represents a hypothetical Coupon Barrier of $14.71 (rounded to two decimal places), which is 80% of the hypothetical Starting Value. The actual Starting Value, the Threshold Value and the Coupon Barrier will be determined on the pricing date.

Before investing in the notes, you should consult publicly available sources for the prices of the GDX.

SUPPLEMENTAL PLAN OF DISTRIBUTION; ROLE OF MLPF&S AND CONFLICTS OF INTEREST

MLPF&S, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. MLPF&S will sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. MLPF&S has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount.

The current business of MLPF&S is expected to be reorganized into two affiliated broker-dealers: MLPF&S and a new broker-dealer, BofAML Securities, Inc. (“BofAMLS”). Under the contemplated reorganization, BofAMLS would become the new legal entity for the institutional services that are now provided by MLPF&S. MLPF&S would assign its rights and obligations as selling agent for the notes under our distribution agreement to BofAMLS effective on the “Transfer Date”. Accordingly, if the pricing date of the notes occurs on or after the Transfer Date, BofAMLS will be responsible for the pricing of the notes. If the settlement date of the notes occurs on or after the Transfer Date, BofAMLS will, subject to the terms and conditions of the distribution agreement, purchase the notes from us as principal on the settlement date and BofAMLS will sell the notes to other broker-dealers that will participate in the offering as discussed in the prior paragraph.

We expect to deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than two business days from the pricing date, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

MLPF&S and any of our other broker-dealer affiliates, may use this pricing supplement, and the accompanying product supplement, prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. The selling agent may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlyings and the remaining term of the notes. However, none of us, the Guarantor, MLPF&S or any of our other affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that any party will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

Any price that MLPF&S may pay to repurchase the notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

No Prospectus (as defined in Directive 2003/71/EC, as amended (the “Prospectus Directive”)) will be prepared in connection with these notes. Accordingly, these notes may not be offered to the public in any member state of the European Economic Area (the “EEA”), and any purchaser of these notes who subsequently sells any of these notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive, as implemented in that member state.

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, the expression “offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (b) a customer, within the meaning of Insurance Distribution Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”), for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

MLPF&S Reorganization

As discussed above under “Supplemental Plan of Distribution; Role of MLPF&S and Conflicts Of Interest”, the current business of MLPF&S is expected to be reorganized into two affiliated broker-dealers. Effective on the Transfer Date, BofAMLS will be the new legal entity for the institutional services that are now provided by MLPF&S. As such, beginning on the Transfer Date, the institutional services currently being provided by MLPF&S, including acting as selling agent for the notes, acting as calculation agent for the notes, acting as principal or agent in secondary market-making transactions for the notes, estimating the value of the notes using pricing models, and entering into hedging arrangements with respect to the notes, are expected to be provided by BofAMLS. Accordingly, references to MLPF&S in this preliminary pricing supplement as such references relate to MLPF&S’s institutional services, such as those described above, should be read as references to BofAMLS to the extent these services are to be performed on or after the Transfer Date.

STRUCTURING THE NOTES

The notes are our debt securities, the return on which is linked to the performance of the Underlyings. The related guarantees are BAC’s obligations. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the pricing date being less than their public offering price.

In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by MLP&S and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Underlyings, the tenor of the notes and the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS- 8 above and “Supplemental Use of Proceeds” on page PS-16 of product supplement EQUITY-1.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes supplements, and to the extent inconsistent supersedes, the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. In addition, any reference to “Morrison & Foerster LLP” in the aforementioned tax discussions in the accompanying prospectus and prospectus supplement should be read as a reference to “Sidley Austin LLP.” This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

Although the notes are issued by us, they will be treated as if they were issued by Bank of America Corporation for U.S. federal income tax purposes. Accordingly throughout this tax discussion, references to “we,” “our” or “us” are generally to Bank of America Corporation unless the context requires otherwise.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, we intend to treat the notes for all tax purposes as contingent income bearing single financial contracts with respect to the Underlyings and under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes in accordance with such characterization. In the opinion of our counsel, Sidley Austin LLP, it is reasonable to treat the notes as contingent income bearing single financial contracts with respect to the Underlyings. However, Sidley Austin LLP has advised us that it is unable to conclude that it is more likely than not that this treatment will be upheld. This discussion assumes that the notes constitute contingent income bearing single financial contracts with respect to the Underlyings for U.S. federal income tax purposes. If the notes did not constitute contingent income bearing single financial contracts, the tax consequences described below would be materially different.

This characterization of the notes is not binding on the IRS or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in this pricing supplement. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations.

Unless otherwise stated, the following discussion is based on the characterization described above. The discussion in this section assumes that there is a significant possibility of a significant loss of principal on an investment in the notes.

We will not attempt to ascertain whether the issuer of any component stocks included in an Underlying that is an index would be treated as a “passive foreign investment company” (“PFIC”), within the meaning of Section 1297 of the Code, or a United States real property holding corporation, within the meaning of Section 897(c) of the Code. If the issuer of one or more stocks included in an Underlying that is an index were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a holder of the notes. You should refer to information filed with the SEC by the issuers of the component stocks included in the SX7E and consult your tax advisor regarding the possible consequences to you, if any, if any issuer of a component stock included in the SX7E is or becomes a PFIC or is or becomes a United States real property holding corporation.

U.S. Holders

Although the U.S. federal income tax treatment of any Contingent Coupon Payment on the notes is uncertain, we intend to take the position, and the following discussion assumes, that any Contingent Coupon Payment constitutes taxable ordinary income to a U.S. Holder at the time received or accrued in accordance with the U.S. Holder’s regular method of accounting. By purchasing the notes you agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat any Contingent Coupon Payment as described in the preceding sentence.

Upon receipt of a cash payment at maturity or upon a sale, exchange, or redemption of the notes prior to maturity, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized (other than amounts representing any Contingent Coupon Payment, which would be taxed as described above) and the U.S. Holder’s tax basis in the notes. A U.S. Holder’s tax basis in the notes will equal the amount paid by that holder to acquire them. Subject to the discussion below concerning the possible application of the “constructive ownership” rules of Section 1260 of the Code, this capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the notes for more than one year. The deductibility of capital losses is subject to limitations.

Possible Application of Section 1260 of the Code. Since one Underlying is the type of financial asset described under Section 1260 of the Code (including, among others, any equity interest in pass-through entities such as exchange traded funds, regulated investment companies, real estate investment trusts, partnerships, and passive foreign investment companies, each a “Section 1260 Financial Asset”), while the matter is not entirely clear, there may exist a risk that an investment in the notes will be treated, in whole or in part, as a “constructive ownership transaction” to which Section 1260 of the Code applies. If Section 1260 of the Code applies, all or a portion of any long-term capital gain recognized by a U.S. Holder in respect of the notes will be recharacterized as ordinary income (the “Excess Gain”). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. Holder in taxable years prior to the taxable year of the sale, exchange, redemption, or settlement (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, or settlement).

If an investment in the notes is treated as a constructive ownership transaction, it is not clear to what extent any long-term capital gain of a U.S. Holder in respect of the notes will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of the notes will equal the excess of (i) any long-term capital gain recognized by the U.S. Holder in respect of the notes and attributable to Section 1260 Financial Assets, over (ii) the “net underlying long-term capital gain” (as defined in Section 1260 of the Code) such U.S. Holder would have had if such U.S. Holder had acquired an amount of the corresponding Section 1260 Financial Assets at fair market value on the original issue date for an amount equal to the portion of the issue price of the notes attributable to the corresponding Section 1260 Financial Assets and sold such amount of Section 1260 Financial Assets at maturity or upon sale, exchange, or redemption of the notes at fair market value. Unless otherwise established by clear and convincing evidence, the net underlying long-term capital gain is treated as zero and therefore it is possible that all long-term capital gain recognized by a U.S. Holder in respect of the notes will be recharacterized as ordinary income if Section 1260 of the Code applies to an investment in the notes. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code to an investment in the notes.

As described below, the IRS, as indicated in Notice 2008-2 (“Notice”), is considering whether Section 1260 of the Code generally applies or should apply to the notes, including in situations where the Underlying is not the type of financial asset described under Section 1260 of the Code.

Alternative Tax Treatments. Due to the absence of authorities that directly address the proper tax treatment of the notes, prospective investors are urged to consult their tax advisors regarding all possible alternative tax treatments of an investment in the notes. In particular, the IRS could seek to subject the notes to the Treasury regulations governing contingent payment debt instruments. If the IRS were successful in that regard, the timing and character of income on the notes would be affected significantly. Among other things, a U.S. Holder would be required to accrue original issue discount every year at a

“comparable yield” determined at the time of issuance. In addition, any gain realized by a U.S. Holder at maturity or upon a sale, exchange, or redemption of the notes generally would be treated as ordinary income, and any loss realized at maturity would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.

In addition, it is possible that the notes could be treated as a unit consisting of a deposit and a put option written by the note holder, in which case the timing and character of income on the notes would be affected significantly.

The Notice sought comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” The scope of the Notice may extend to instruments similar to the notes. According to the Notice, the IRS and Treasury are considering whether a holder of such instruments should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing and character of income, gain, or loss in respect of the notes, possibly with retroactive effect.

The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset.

In addition, proposed Treasury regulations require the accrual of income on a current basis for contingent payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on those contracts, and requires current accrual of income for some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS or Treasury publishes future guidance requiring current economic accrual for contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the notes.

Because of the absence of authority regarding the appropriate tax characterization of the notes, it is also possible that the IRS could seek to characterize the notes in a manner that results in tax consequences that are different from those described above. For example, the IRS could possibly assert that any gain or loss that a holder may recognize at maturity or upon the sale, exchange or redemption of the notes should be treated as ordinary gain or loss.

Because the SX7E is an index that periodically rebalances, it is possible that the notes could be treated as a series of contingent income bearing single financial contracts, each of which matures on the next rebalancing date. If the notes were properly characterized in such a manner, a U.S. Holder would be treated as disposing of the notes on each rebalancing date in return for new notes that mature on the next rebalancing date, and a U.S. Holder would accordingly likely recognize capital gain or loss on each rebalancing date equal to the difference between the holder’s tax basis in the notes (which would be adjusted to take into account any prior recognition of gain or loss) and the fair market value of the notes on such date.

Non-U.S. Holders

Because the U.S. federal income tax treatment of the notes (including any Contingent Coupon Payment) is uncertain, we will withhold U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) on the entire amount of any Contingent Coupon Payment made unless such payments are effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. (in which case, to avoid withholding, the Non-U.S. Holder will be required to provide a Form W-8ECI). We will not pay any additional amounts in respect of such withholding. To claim benefits under an income tax treaty, a Non-U.S. Holder must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty’s limitations on benefits article, if applicable. In addition, special rules may apply to claims for treaty benefits made by Non-U.S. Holders that are entities rather than individuals. The availability of a lower rate of withholding under an applicable income tax treaty will depend on whether such rate applies to the characterization of the payments under U.S. federal income tax laws. A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

A Non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax on any gain (not including, for the avoidance of doubt, any amounts representing accrued Contingent Coupon Payments which would be subject to the rules discussed in the previous paragraph) from the sale, exchange or redemption of the notes or their settlement at maturity, provided that the Non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business. Notwithstanding the foregoing, gain from the sale, exchange, or redemption of the notes or their settlement at maturity may be subject to U.S. federal income tax if that Non-U.S. Holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of the sale, exchange, or redemption and certain other conditions are satisfied.

If a Non-U.S. Holder of the notes is engaged in the conduct of a trade or business within the U.S. and if any Contingent Coupon Payment and gain realized on the sale, exchange, redemption, or settlement of the notes, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder, although exempt from U.S. federal withholding tax, generally will be subject to U.S. federal income tax on such Contingent Coupon Payment and gain on a net income basis in the same manner as if it were a U.S. Holder. Such Non-U.S. Holders should read the material under the heading “—U.S. Holders,” for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of the notes. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by any applicable tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes, if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2021. Based on our determination that the notes are not delta-one instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlyings or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Underlyings or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the notes to become subject to withholding tax in addition to the withholding tax described above, tax will be withheld at the applicable statutory rate. Non-U.S. Holders should consult their own tax advisors regarding the tax consequences of such alternative characterizations.

U.S. Federal Estate Tax. Under current law, while the matter is not entirely clear, individual Non-U.S. Holders, and entities whose property is potentially includible in those individuals’ gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in a note.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.